LBS Leadership and Project Teams

Name	Role	Company	Responsibilities	Contact Info
Rachel Bernier-Green	CEO	LBS	Overall strategy and execution, operations, infrastructure, capital generation, training and development, etc	Phone: 844.352.4637 ext. 701 Email: rachel@lainesbakeshop.com Website: www.lainesbakeshop.com
Rebecca Cortes	Director of Retail Operations	LBS	Operations (design, infrastructure, marketing, hiring and development, reporting) and sales for retail stores, farmers markets, catering, and online sales.	Phone: 844.352.4637 ext. 702 Email: rebecca@lainesbakeshop.com Website: www.lainesbakeshop.com
Elaine Rodgers	Production Manager	LBS	Overseeing production, inventory, and ordering.	Phone: 844.352.4637 ext. 704 Email: elaine@lainesbakeshop.com Website: www.lainesbakeshop.com
Jaryd Bernier-Green	Sales	LBS	Account management for current channels. Sales in wholesale and foodservice.	Phone: 844.352.4637 ext. 703 Email: jaryd@lainesbakeshop.com Website: www.lainesbakeshop.com
Darryl Cheeks and team	Virtual CFO	Black Rhino Financial Group	Deep food manufacturing expertise. Business strategy and risk management, bookkeeping, financial statement compilation, operational reports and operating budgets, budget variance analysis, payroll processing, tax filings.	Phone: 847.299.6700 Email:dcheeks@blackrhinofinancial.com Website: www.blackrhinofinancial.com
Amber Johns and Mary Vendiola	General Counsel	Jackson Corporate Law	Lease and contract review, legal structure, IP issues and filings, HR and employee manuals.	Phone: 773.916.7147 Email:ajohns@jacksoncounsel.com Website: www.jacksoncounsel.com
Andrea Keirn and team	CMO	Black Rhino Marketing	Brand identity study, strategic business planning, analytical reports, digital marketing, and social media.	Phone: 847.299.6700 Email: andrea@blackrhinomarketinggroup.com Website: www.blackrhinomarketinggroup.com
Thea Polancic	Leadership Development Consultant	Clear Space Consulting	Executive coaching, leadership development, culture strategy and execution	Phone: 312.961.8274 Email: tpolancic@clearspace.net Website: www.clearspace.net
Monica Chadha	Architect	Civic Projects Architecture	Architect and consultant for buildout of production facility in Woodlawn	Phone: 312.217.1570 Email: mchadha@civic-projects.com Website: www.civic-projects.com